SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

CHANGE IN THE COMPOSITION OF THE STATUTORY COMPLIANCE AND AUDIT COMMITTEE

São Paulo, May 21, 2026 – BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) ("Company"), in compliance with the provisions of Article 33, item XXIX of CVM Resolution No. 80/22, hereby informs its shareholders and the market in general that the Board of Directors, at a meeting held on this date, approved the election and/or re-election, as applicable, of the following members to compose the Statutory Compliance and Audit Committee (“CCAE”), with a term of office lasting until the first meeting of the Board of Directors to be held after the 2028 Annual General Meeting: Messrs. Gesner José de Oliveira Filho, Paulo Roberto Britto Guimarães, independent members of the Board of Directors, also independent pursuant to CVM Resolution No. 23/21, Mr. José Mauro M. Carneiro da Cunha, an independent member of the Board of Directors; as well as Mr. Gustavo Raldi Tancini and Ms. Maria Helena Pettersson, both external independent members pursuant to CVM Resolution No. 23/21 and financial experts of the CCAE. Mr. Gesner José de Oliveira Filho will continue to serve as Coordinator of the CCAE. The résumés of the CCAE members are attached to this Notice. Additional information may be obtained from the Investor Relations Department by phone at +55 (11) 3576-9531 or by e-mail at braskemri@braskem.com.br.

CURRICULUM

Gesner Jose de Oliveira Filho:

Mr. Gesner José de Oliveira Filho has been an independent full member of the Board of Directors since June 27, 2017, having been appointed by the shareholder Novonor S.A. – under Judicial Reorganization, and has been re-elected, also by appointment of Novonor, on April 30, 2018, May 29, 2020, April 19, 2022, and April 29, 2024. He is certified by the Brazilian Institute of Corporate Governance (IBGC) as an independent board member and as a member of the Audit Committee (CoAud+). He is a member of the Board of Directors of TIM, where he chairs the Statutory Audit Committee and serves as a member of the ESG Committee; Chair of the Board of Directors of Estre Ambiental; and a member of the Self-Regulation Council of FEBRABAN. In addition, he is a member of the International Academy of Law and Economics (AIDE) and, on a pro bono basis, a member of the Advisory Board of the Brazilian Association of Infrastructure and Basic Industries (ABdib), of the +Water Movement of the UN Global Compact Brazil, and of the Brazilian Institute of Competition Ethics (ETCO). He is Director of the Basic Sanitation Division of the Infrastructure Department (DEINFRA) of FIESP and a member of FIESP’s Superior Council for Infrastructure (COINFRA). He is also a partner at GO Associados and a professor at FGV – Fundação Getulio Vargas, where he coordinates the Center for Infrastructure Studies and Environmental Solutions. He has served as Chair of the Board of Directors of KWPar, as a member of Uber’s Global Advisory Board, and as a member of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa, and Varig. Additionally, from 2007 to 2011, he served as President of SABESP – São Paulo State Sanitation Company, and from 1996 to 2000, as President of the Administrative Council for Economic Defense (CADE). Mr. Gesner Oliveira holds a PhD in Economics from the University of California, Berkeley, a master’s degree in Economics from Unicamp, and a bachelor’s degree in Economics from FEA-USP.

Paulo Roberto Britto Guimarães:

Mr. Paulo Roberto Guimarães has been an independent full member of the Board of Directors, having been appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. He has also been a full member of the Company’s Board of Directors since April 29, 2024, likewise by appointment of Petróleo Brasileiro S.A. – Petrobras. He served as Superintendent for Investment Attraction and Promotion of Economic Development at the Secretariat of Industry, Commerce and Mining (SICM) from 2009 to 2014, and has served as Superintendent for Investment Attraction and Promotion of Economic Development at the Secretariat of Economic Development (SDE) of the State of Bahia since 2015. He served on an interim basis as head of the Secretariat between April and May 2015, April and May 2018, and between March and May 2022. He has also participated in several international missions of the Government of the State of Bahia, many of them advising or representing the Governor of the State of Bahia (2010–2023). Since April 2024, he has held the position of President of Bahiainveste – Empresa Baiana de Ativos. He held the positions of Coordinator of the Chemical Engineering Undergraduate Program, Head of the Department of Engineering and Architecture, and Coordinator of the Master’s Program in Energy at Universidade Salvador (UNIFACS), where he also served as a tenured professor until 2017, as a researcher and permanent professor of the Master’s Program in Energy, as a collaborating professor in the Multi-Institutional PhD Program in Chemical Engineering (UFBA/UNIFACS), and as a professor in the undergraduate Chemical Engineering program. He also served as Technical Coordinator of the Fuel Quality Monitoring Program (PMQC) of the National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the State of Bahia until 2014, and as a full member of the Teaching, Research and Extension Council (CONSEPE) and of the University Council (CONSUNI). He served as Chair of the Board of Directors of Empresa Baiana de Ativos S.A. – Bahiainveste from 2017 to 2024, and as a full member of the Board of Directors of Companhia Baiana de Pesquisa Mineral (CBPM), of which he was Chair between April and July 2023. He also served as Chair of the Fiscal Council of Empresa Baiana de Pesca (Bahia Pesca) from 2015 to 2023, as a full member during various periods of the Curatorial Council of Fapesb – Foundation for Research Support of the State of Bahia, and as a full member of the Regional Council of Chemistry of Bahia (CRQ – 7th Region).

He has experience in the fields of Chemical Engineering and Energy, with emphasis on oil and petrochemicals, renewable energy, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum products, and regulation of the oil industry. In these areas, he has coordinated and participated in several research and engineering projects funded by companies (Petrobras, Braskem, Ford, among others) and funding agencies (Fapesb, ANP, and MCT/CNPq/FINEP/CTPetro). Mr. Paulo Roberto Guimarães holds a bachelor’s degree in Chemical Engineering from the Federal University of Bahia, a master’s degree in Chemical Engineering from the University of Campinas (UNICAMP), and a PhD in Chemical Engineering from the University of Leeds, England.

José Mauro M. Carneiro da Cunha:

Mr. José Mauro Mettrau Carneiro da Cunha is an independent full member of the Board of Directors, having been appointed by the shareholder Novonor S.A. – under Judicial Reorganization. He has also been a full member of the Company’s Board of Directors since December 20, 2019, likewise by appointment of the shareholder Novonor, and was re-elected on May 29, 2020, April 19, 2022, and April 29, 2024. On February 3, 2025, Mr. José Mauro ceased to serve as Chair of the Board of Directors and began serving as a full member. Mr. José Mauro served as Chair of the Board of Directors of Novonor until January 2024, as Chief Executive Officer of Novonor from April 2021 to March 2022, and as a member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously served as Chair of the Board of Directors of Oi S.A. since 2009. He began his career as an employee of the Brazilian Development Bank (BNDES), where he performed various functions and held several executive positions from 1974 to 1990, having also been appointed Director from 1991 to 1998 and Vice President, responsible for the Industrial Operations, Legal, and Tax Affairs areas, from 1998 to 2002. His main professional experience includes: (i) full member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A. in September 2015); (ii) full member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) interim Chief Executive Officer of Oi S.A. in 2013; (iv) Chair of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also served as an alternate member of the Board of Directors in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); and Dommo Empreendimentos Imobiliários S.A., formerly named Calais Participações S.A. (from 2007 to December 2016); (v) full member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) full member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) full member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); and (viii) full member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously served as Vice President of Strategic Planning from 2003 to 2005; (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro holds a degree in Mechanical Engineering from the Catholic University of Petrópolis, Rio de Janeiro, obtained in 1971, and completed the Executive Program in Management at the Anderson School, University of California, in December 2002.

Gustavo Raldi Tancini:

Mr. Gustavo Raldi Tancini was elected as a full member of the Company’s Statutory Compliance and Audit Committee on December 13, 2024, by the Company’s Board of Directors. He has been a partner at Momentum Accounting – Accounting, Auditing and Consulting since 2008, working on projects and opinions related to corporate and tax accounting and finance for companies of various sizes and industries, and serves as an alternate member of the Fiscal Council of TIM S.A. In addition, Mr. Gustavo Tancini has been a professor and independent consultant at the Foundation Institute for Accounting, Actuarial and Financial Research (FIPECAFI) since 2011. He also serves as a guest professor at Fundação Getulio Vargas – São Paulo School of Economics (FGV/EESP), at PECEGE/ESALQ/USP, at the Associação Paulista de Estudos Tributários (APET), at FBM Business School, and at Fundação Álvares Penteado (FECAP). Mr. Gustavo Tancini holds a PhD, a master’s degree, and a bachelor’s degree in Accounting from the University of São Paulo (FEA/USP), a postgraduate degree in Corporate Law from Fundação Getulio Vargas (GVlaw), and executive education in Valuation of Private Assets from the University of Oxford (Saïd Business School). He also holds a Diploma and Certificate in International Financial Reporting (IFRS) and International Auditing from the ACCA (Association of Chartered Certified Accountants), as well as Certificates in IFRS and IFRS for SMEs from the ICAEW (Institute of Chartered Accountants in England and Wales).

Maria Helena Pettersson:

Ms. Maria Helena Pettersson was elected as a full member of Braskem’s Statutory Compliance and Audit Committee on November 9, 2021, and re-elected on April 27, 2022, and May 8, 2024, by the Company’s Board of Directors. She is a board member and senior consultant with 40 years of experience in accounting, preparation of financial statements and financial and sustainability reports, best practices in corporate governance, external and internal auditing, auditing and certification of internal controls (SOx), compliance with internal policies and laws and regulations, governance and risk management, and international accounting standards (IFRS). She served as an audit and consulting partner responsible for providing external audit services to large multinational companies, major Brazilian business groups, publicly held companies in Brazil, and SEC-registered companies, across various sectors including media and entertainment, airlines, telecommunications, manufacturing, retail and trade, and healthcare, among others, culminating in solid knowledge of both Brazilian and international regulatory frameworks for the auditing profession. She is currently a member of the Audit Committee of China Three Gorges Brasil Energia S.A. (CTG Brasil) and Tecnisa S.A., a member of the Audit Committee and the Board of Directors of U&M Mineração e Construção S.A., a member of the Audit Committee of Associação Umane, and a member of the Governing Board of Fundação Guairá, as well as a member of the Advisory Board of CARLAB at Rutgers University and Reserva Ibitipoca S.A., an emerging company in the regenerative economy. She also acts as an independent consultant in governance and compliance for large companies, working on projects involving committee structuring within boards, preparing companies for due diligence processes for the admission of new investors and IPOs, and supporting the professionalization of management in family-owned businesses. During her nearly 30 years in independent auditing, she led financial statement audits for both local and international purposes and carried out large and complex consulting projects, including global IPOs, mergers and acquisitions, post-transaction integration projects, debt restructuring, and judicial reorganizations. Ms. Maria Helena Pettersson served as a member of the international Public Interest Oversight Board (PIOB) from 2020 to 2024, contributing international experience in boardroom interactions, discussions, and deliberations. She has experience serving on boards and coordinating committees in companies with significant market exposure, with a focus on proactively promoting continuous improvements in corporate governance. Ms. Maria Helena Pettersson holds degrees in Accounting and Business Administration and has completed several advanced courses in finance, business management, internal controls, and business and asset valuation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.